SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F T Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        N T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Notice of Subscription dated April 23, 2007 filed by the Company with the Comisión Nacional de Valores.

NOTICE OF SUBSCRIPTION

Alto Palermo S.A. (APSA)

Notice of Subscription of Series No. 1 Fixed Rate Notes due 2017 for a principal amount of up to US$ 120,000,000

Notice of Subscription of Series No. 2 Fixed Rate Argentine Peso-Linked Notes due 2012 for a principal amount of up to US$ 50,000,000

Public investors in general are notified that the Company is offering for subscription its Series 1 Fixed Rate notes due 2017 for a principal amount of up to US$ 120,000,000 (U.S. Dollars One Hundred and Twenty Million) (the “Series 1 Notes”) and its Series 2 Fixed Rate Argentine Peso-Linked Notes due 2012 for a principal amount of up to US$ 50,000,000 (U.S. Dollars Fifty Million) (the “Series 2 Notes”, and collectively with the Series 1 Notes, the “Notes”), to be issued under the Global Note Program for a principal amount of up to US$ 200,000,000 (the “Program”) as authorized by the Argentine Securities Commission (the “CNV”) by means of Resolution No. 15,614 dated April 19, 2007, and in accordance with the main terms and conditions summarized hereinbelow and which form an integral part of the Program’s offering memorandum dated April 20, 2007 (the “Offering Memorandum”) and the pricing supplement dated April 20, 2007 relating to the issuance of the Notes (the “Pricing Supplement”), both of them as published in the Bulletin of the Buenos Aires Stock Exchange on April 23, 2007:

1) Dealers: Citigroup Global Markets Inc., domiciled at 390 Greenwich Street, New York, NY 10013, United States of America and Standard Bank Plc., domiciled at Cannon Bridge House, 25 Dowgate Hill EC4r 25B, London, United Kingdom (the “Lead Managers”), and Jefferies & Company, Inc., (the “International Co-Manager for the Series 1 Notes”) and Citicorp Capital Markets S.A., domiciled at Florida 183, C1005AAC, City of Buenos Aires, Argentina and Standard Bank Argentina S.A., domiciled at C.M. Della Paolera 265, C1001ADA, City of Buenos Aires, Argentina (the “Local Dealers”), shall act as Dealers.

2) Period to submit non-binding expressions of interest: Interested parties may submit non-binding expressions of interest to subscribe for the Notes at the offices of the Local Dealer from April 24, 2007 at 10:00 a.m. Buenos Aires time to May 7, 2007 at 3:00 p.m. Buenos Aires time, it being hereby stated that in respect of the last day of the period, i.e., May 7, 2007, such non-binding expressions of interest may only be submitted to the Local Dealer until 1:00 p.m. Buenos Aires time (the “Period to Submit Non-Binding Expressions of Interest”), unless such term is extended by the Company, which event shall be notified by publication in the Bulletin of the Buenos Aires Stock Exchange and in a newspaper of general circulation in Argentina prior to its expiration. During the Period to Submit Non-Binding Expressions of Interest, and during any extension thereof, the non-binding expressions of interest may be withdrawn until the date of expiration thereof.

Upon the Issue Price and Interest Rate applicable to the Notes being determined on the Price and Interest Rate Determination Date, a notice shall be published in the Bulletin of the Buenos Aires Stock Exchange and investors may confirm the non-binding expressions of interest submitted during the Period to Submit Non-Binding Expressions of Interest on the day immediately following the date of such publication. The “Price and Interest Rate Determination Date is the date in which the Period to Submit Non-Binding Expressions of Interest closes. The Issue Price and Interest Rate applicable to the Notes shall be determined by the Lead Managers together with the Company by means of the bid receipt process.

3) Offered Principal Amount: The Series 1 Notes are offered for a principal amount of up to US$ 120,000,000 (U.S. Dollars One Hundred and Fifty Million), and the Series 2 Notes are offered for a principal amount of up to US$ 50,000,000 (U.S. Dollars Fifty Million).

4) Subscription currency: The subscription of the Notes shall be made in U.S. Dollars.

5) Minimum subscription amount: US$ 2,000 (U.S. Dollars Two Thousand) and integral multiples of US$ 1,000 (U.S. Dollars One Thousand) in excess of such amount.

6) Issue Date: It shall be notified by means of a notice to be published in the Bulletin of the Buenos Aires Stock Exchange.

7) Issue Price: It shall be determined prior to the Issue Date and shall be notified by means of a notice to be published in the Bulletin of the Buenos Aires Stock Exchange.

8) Interest Rate: Series 1 Notes will pay a fixed rate, payable semiannually on May and November, starting on November 2007, and Series 2 Notes will pay a fixed rate calculated on outstanding Peso Principal Amount, payable semiannually (except for the first interest period that will consist of seven months) on June and December, starting on December 2007.

9) Maturity Date: The Series 1 Notes shall mature ten (10) years after their Issue Date, and the Series 2 Notes shall mature five (5) years and one (1) month after their Issue Date, and such Issue Date will be notified by means of a notice to be published in the Bulletin of the Buenos Aires Stock Exchange.

10) Repayment: The Series 1 Notes will have a single payment to be made on the Maturity Date, and the Series 2 Notes will have 7 installments every semester, starting on June 2009.

11) Listing and Trading: Application shall be made to list the Notes on the Buenos Aires Stock Exchange and to trade them on the Mercado Abierto Electrónico S.A. Application for authorization may be made for their listing on the “Euro MTF” Market of the Luxembourg Stock Exchange.

12) Rating: Standard & Poor’s and Fitch Ratings have rated the Notes as “raAA-” and “AA-(arg)”, respectively.

The Offering Memorandum, the Pricing Supplement and further documents being relevant for the issuance of the Notes are made available to interested parties through the contacts and at the addresses listed hereinbelow. Investors should carefully consider the information contained in such documents before making any decision to invest in the Notes.

This notice does not constitute an offer to sell in the United States.

Contacts

Alto Palermo S.A. (APSA)

Gabriel Blasi

Tel: 4323-7449

Fax: 4814-7875

Address: Moreno 877, 23rd Floor, C1091AAQ, City of Buenos Aires

Citicorp Capital Markets s.a.

Xavier Tarradellas / Hernán Van Zandweghe

Sales and Distribution

Tel: 4329-1266

Fax: 4329-1009 / 2831

Address: Florida 183, C1005AAC, City of Buenos Aires

E-mail: xavier.tarradellas@citigroup.com / hernan.vanzandweghe@citigroup.com

Standard Bank Argentina S.A.

Jaime Deane / Diego Sanchez Seoane

Sales & Distribution

Tel: 4820-3582 / 4820-3594

Fax: 4820-6103

Address: Della Paolera 265, C1001ADA, City of Buenos Aires

E-mail: jaime.deane@standardbank.com.ar / diego.sanchez.seoane@standardbank.com.ar

The authorization granted by the CNV in respect of the Program pursuant to Resolution No. 15614 only means that the CNV’s information requirements have been complied with. The CNV has issued no opinion in respect of the information contained in the Offering Memorandum and in the Pricing Supplement.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By: /S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: April 23, 2007